Exhibit (a)(5)(v)
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

NIRA BLIZINSKY, on behalf of herself and all others similarly situated,

Plaintiff,
v.

HEARST-ARGYLE TELEVISION, INC., DAVID J. BARRETT, FRANK A. BENNACK, JR., JOHN G. CONOMIKES, KEN J. ELKINS, GEORGE RANDOLPH HEARST, JR., WILLIAM RANDOLPH HEARST, III,
BOB MARBUT, GILBERT MAURER,
DAVID PULVER, CAROLINE L. WILLIAMS, HEARST
CORPORATION, HEARST HOLDINGS, INC., and
HEARST BROADCASTING, INC.,

Defendants.

Index No.                     /08
STOCKHOLDER’S
CLASS ACTION COMPLAINT

SHAREHOLDER’S CLASS ACTION COMPLAINT
     This is a shareholder class action brought by plaintiff on behalf of the public shareholders of Hearst-Argyle Television, Inc. (“HTV” or the “Company”). Plaintiff seeks to enjoin the defendants from causing the Company to be acquired by Hearst Corporation (“Hearst”) for inadequate consideration and pursuant to an inadequate process replete with breaches of fiduciary duty (the “Proposed Transaction”).
     Plaintiff, by her attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through her undersigned counsel), except with respect to her ownership of HTV common stock, and her suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

PARTIES
          1. Plaintiff is a resident of Kings County, and has been the owner of shares of defendant HTV at all relevant times.
          2. Defendant HTV is a corporation organized and existing under the laws of the State of Delaware. HTV maintains its principal offices at 300 West 57th Street, New York, New York, 10019-3789. HTV, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. The Company also manages various radio stations.
          3. As of December 31, 2008, the company owned or managed 29 television stations, including 10 stations affiliated with NBC, 13 ABC affiliated stations, 2 CBS affiliated stations, 1 CW affiliated station, and 1 station affiliated with MyNetworkTV; and managed 1 CW station, and 1 independent station and 2 radio stations owned by The Hearst Corporation. The Company was founded in 1994 and is a subsidiary of The Hearst Corporation (“Hearst”).
          4. Defendant David J. Barrett (“Barrett”) is President and Chief Executive Officer of HTV and is also a member of the Board of Hearst.
          5. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a Director of HTV since August 29, 1997, and as the Chairman of the Board since September 2008. In 2008, he began his second term as Hearst’s Chief Executive Officer. Mr. Bennack is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.
          6. Defendant John G. Conomikes (“Conomikes”) has served as a Director of HTV since August 29, 1997. Mr. Conomikes is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

          7. Defendant Ken J. Elkins (“Elkins”) has served a Director of HTV since March 18, 1999.
          8. Defendant George Randolph Hearst, Jr. (“Hearst Jr.”) has served as a Director of HTV since August 29, 1997. Mr. Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, Mr. Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. Mr. Hearst is a cousin of William R. Hearst III.
          9. Defendant William Randolph Hearst, III (“Hearst III”) has served as a Director of HTV since August 29, 1997. Mr. Hearst is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation, and Vice President and a Director of The Hearst Foundation. Mr. Hearst is a cousin of George R. Hearst, Jr.
          10. Defendant Bob Marbut (“Marbut”) has served as a Director of HTV since August 29, 1997.
          11. Defendant Gilbert Maurer (“Maurer has served as a Director of HTV since August 29, 1997. Mr. Maurer served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Mr. Maurer currently serves as a consultant to Hearst. Mr. Maurer is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

          12. Defendant David Pulver (“Pulver”) has served as a Director of HTV since 1994.
          13. Defendant Caroline Williams (“Williams”) has served as a Director of HTV since 1994.
          14. Defendants Barrett, Bennack, Conomikes, Elkins, Hearst Jr., Hearst III, Marbut, Maurer, Pulver, and Williams (collectively the “Director Defendants”), owe fiduciary duties to HTV and its shareholders.
          15. Defendant Hearst is a privately owned, diversified communications company with interests in magazine, newspaper, book and business publishing as well as interests in television and radio stations, cable television, and syndication. Hearst currently owns approximately 68% of the outstanding HTV Series A common stock and 100% of the HTV Series B common stock, representing an 82% stake in both the outstanding equity and general voting power of HTV.
          16. Defendant Hearst Holdings, Inc. is a Delaware corporation and wholly owned subsidiary of Hearst.
          17. Defendant Hearst Broadcasting, Inc. is a Delaware corporation and wholly owned subsidiary of defendant Hearst.
          18. Defendants Hearst, Hearst Holdings, Inc., and Hearst Broadcasting, Inc., as controlling shareholders of the Company owe fiduciary duties to HTV and its shareholders.
CLASS ACTION ALLEGATIONS
          19. Plaintiff brings this action on her own behalf and as a class action on behalf of all shareholders of defendant HTV (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein (the “Class”).
          20. This action is properly maintainable as a class action for the following reasons:
               a. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of February 17, 2009, there were 93,672,572 shares of HTV stock outstanding (consisting of 52,373,924 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock) owned by thousands of shareholders of record scattered throughout the United States.
               b. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                    i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant HTV’s public stockholders;
                    ii. Whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
                    iii. Whether defendants have failed to fully disclose the true value of defendant HTV’s assets and earning power and the future financial benefits which Hearst will obtain from the acquisition;
                    iv. Whether the Director Defendants have wrongfully failed and refused to seek a purchase of HTV at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant HTV to be acquired by defendant Hearst at an unfair and inadequate price;
                    v. Whether defendant Hearst has induced or aided and abetted breaches of fiduciary duty by members of HTV’s Board of Directors;
                    vi. Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and
                    vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.
          21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
          22. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
          23. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.
FACTUAL BACKGROUND
          24. Hearst is the parent company to HTV. Specifically, Hearst owns the majority (68%) of the Company’s publicly traded Class A shares, it owns 100% of the Company’s Class B shares, and it controls the majority (8 out 10) of the Company’s Directors.

          25. On March 25, 2009, Hearst announced that it intends to commence a tender offer for all of the outstanding shares of HTV Series A Common Stock not already owned by Hearst for $4.00 per share in cash.
          26. This opportunistic offer was publicly disclosed to shareholders via a press release on March 25, 2009. The following letter was attached to that press release:
March 25, 2009

Board of Directors Hearst-Argyle Television, Inc. 300 West 57th Street New York, New York 10019

Ladies and Gentlemen:

We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.

As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.

As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.

Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.
While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.
The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.
A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.
Sincerely yours,
Frank A. Bennack, Jr
          27. As detailed above, this is not the first time that Hearst makes an offer to purchase the Company. Indeed, a little over a year and half ago Hearst made a similar attempt to take the Company private. On that occasion also Hearst was trying to take advantage of a low in the Company’s stock price in order to purchase the outstanding shares of the Company.
          28. Specifically, back in August 2007, when the Company’s stock price had fallen from a high $27.87 per share to a low of $18.76 per share, Hearst made an opportunistic offer to purchase HTV at a price of $23.50 per share. Due to public outrage, and the fact that not enough shares were tendered, Hearst’s tender offer expired.
          29. In similar fashion, Hearst is now seeking to take advantage of the Company’s temporary woes in order to purchase the Company on the cheap. Indeed, while the Company’s stock price traded at a high of $23.40 on September 18, 2008, Hearst waited until the Company’s stock price traded at near all time lows before making its purchase offer. Indeed, HTV’s stock price was trading above the offer price as recently as February 11, 2009.
          30. As was the case back in 2007, the Company’s stock price is currently trading above the offer price.

          31. The Proposed Transaction will be implemented through a cash tender offer made for the publicly held HTV shares, followed by a cash merger at the same per share price paid in the tender offer.
          32. As previously noted, Hearst currently owns approximately 68% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of HTV.
          33. The aggregate consideration payable under the proposal for the public stake of HTV is approximately $70 million. Following the Proposed Transaction, HTV would become a wholly owned subsidiary of Hearst.
          34. Hearst announced that the Proposed Transaction will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst and certain other related persons. In addition, unless waived, the Proposed Transaction will also be conditioned upon Hearst owning at least 90% of the outstanding HTV shares after the offer expires. The Proposed Transaction will not be conditioned on Hearst obtaining any financing.
          35. Even though Hearst has conditioned the tender offer on the majority of the shares not owned by Hearst being tendered, this is a farce. Indeed, in its letter to the shareholders Hearst admits that it has “held discussions” with the Company’s second largest shareholder, Private Capital Management LLP, which owns approximately 8 million (40%) of the Company’s outstanding shares not owned by Hearst, and has obtained its support for the proposed transaction.

          36. In addition to making an opportunistic bid for the Company, and engaging in side discussions with the Company’s other largest shareholder, Hearst has further tainted the process by leaving no independent directors to evaluate and recommend the proposed tender offer. Indeed, Hearst controls all of the 10 members of the board of directors directly or indirectly.
          37. Specifically, Hearst has a direct relationship with and controls 8 of the 10 directors on HTV’s board of directors. Moreover, the two allegedly independent directors, Mr. Pulver and Ms. Williams, cannot be considered independent because they serve at the whim of Hearst, who controls the majority of the voting shares of HTV.
          38. Since 1997, ever since Hearst has held a majority of the shares of HTV, the directors of the Company have been voted in only with Hearst’s approval. Mr. Pulver and Ms. Williams are beholden to Hearst for their positions and compensation. Specifically, over the past year alone Mr. Pulver received $263,619 and Ms. Williams received over $241,500 in compensation from HTV. In addition both were provided with Hearst-Argyle insurance even though they were not employees of the Company.
CAUSE OF ACTION AGAINST ALL DEFENDANTS
          39. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of HTV and put their own personal interests and the interests of defendant Hearst ahead of the interests of the HTV public shareholders and have used their control positions as officers and directors of HTV for the purpose of reaping personal gain for board members at the expense of HTV’s public shareholders.
          40. The Director Defendants failed to: (1) undertake an adequate evaluation of HTV’s worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance HTV’s value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose HTV to the marketplace in an effort to create an active and open auction for HTV; or (4) act independently so that the interests of public shareholders would be protected.
          41. Instead, defendants have set an acquisition price for the shares of HTV stock that does not reflect the true value of HTV and without an appropriate premium.
          42. While the Director Defendants of HTV should seek out other possible purchasers of the assets of HTV or its stock in a manner designed to obtain the highest possible price for HTV’s shareholders, or seek to enhance the value of HTV for all its current shareholders, they have instead wrongfully allowed Hearst to obtain the valuable assets of HTV at a bargain price, which under the circumstances here, disproportionately benefits Hearst. In fact, every member of HTV’s board is beholden to Hearst for their employment and benefits.
          43. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to HTV’s public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the HTV public stockholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of HTV’s valuable assets, future earnings and profitable businesses to the same extent as they would as HTV’s shareholders.
          44. In contemplating, planning and/or completing the foregoing specified acts and in pursuing and structuring the Proposed Transaction, defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.
          45. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of HTV and because they are in possession of private corporate information concerning HTV’s businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of HTV which makes it inherently unfair to HTV’s public shareholders.
          46. Defendant Hearst has acted and is acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to HTV’s public shareholders and have participated in such breaches of fiduciary duties by the directors of HTV and thus are liable as aiders and abettors.
          47. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to HTV and its public shareholders.
          48. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of HTV’s assets and business in exchange for their HTV’s shares, and have been and will be prevented from obtaining a fair price for their shares of HTV common stock.
          49. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.
          50. Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:
          A. Declaring that this action may be maintained as a class action;
          B. Declaring that the Proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;
          C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed merger of defendant HTV with defendant Hearst at a price that is not fair and equitable;
          D. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post judgment interest;
          E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and
          F. Granting such other and further relief as may be just and proper.
Dated: March 31, 2009

WOLF HALDENSTEIN ADLER FREEMAN HERZ LLP

Daniel W. Krasner
Gregory M. Nespole Gustavo Bruckner Martin E. Restituyo 270 Madison Avenue New York, New York 10016 (212) 545-4600

LAW OFFICE OF JACOB T. FOGEL, P.C Jacob T. Fogel 32 Court Street — Suite # 602 Brooklyn, New York 11201 Attorneys for Plaintiff